Exhibit 21.1

LIST OF SUBSIDIARIES OF MYRIAD GENETICS, INC.

Company Name	Jurisdiction of Incorporation
Myriad Genetic Laboratories, Inc.	Delaware
Myriad Financial, Inc.	Utah
Myriad Therapeutics, Inc.	Delaware
Myriad Pharmaceuticals, Inc. (1)	Delaware

Each of the subsidiaries is wholly-owned by Myriad Genetics, Inc., a Delaware corporation.

(1)	Myriad Pharmaceuticals, Inc. ceased being a subsidiary on June 30, 2009 when it was spun-off to the shareholders of Myriad Genetics, Inc.